UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  4)*

eLoyalty Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

290151307

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,313,054**

	6.	Shared Voting Power

	7.	Sole Dispositive Power 1,313,054**

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,313,054

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.3%

12.	Type of Reporting Person (See Instructions) PN

**	Includes 938,952 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Associates, L.P. 77-0440210

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 322,078**

	6.	Shared Voting Power

	7.	Sole Dispositive Power 322,078**

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 322,078

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.8%

12.	Type of Reporting Person (See Instructions) PN

**	Includes 322,078 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (AI), L.P. 94-3338942

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 12,622**

	6.	Shared Voting Power

	7.	Sole Dispositive Power 12,622**

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,622

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

**           Includes 8,854 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (QP), L.P. 94-3338941

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 31,973**

	6.	Shared Voting Power

	7.	Sole Dispositive Power 31,973**

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,973

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) PN

**	Includes 22,418 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 43,265*

	6.	Shared Voting Power 1,679,727**

	7.	Sole Dispositive Power 43,265*

	8.	Shared Dispositive Power 1,679,727**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,722,992

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.9%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 28,649 shares (of which 14,289 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Anderson Living Trust of which the reporting person is the trustee, 10 shares held by the spouse, 4,097 shares held by Anvest, L.P. of which the reporting person is the General Partner and 10,509 shares (of which 4,559 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ and the partnership’s shares except as to the reporting person’s pecuniary interest in the trusts and the partnership.

**

Includes 1,292,302 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and a General Partner of Sutter Hill Associates, L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 35,523*

	6.	Shared Voting Power 1,679,727**

	7.	Sole Dispositive Power 35,523*

	8.	Shared Dispositive Power 1,679,727**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,715,250

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.8%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 24,852 shares (of which 8,072 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Baker Revocable Trust of which the reporting person is a trustee and 10,671 shares (of which 3,063 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held by Saunders Holdings, L.P. of which the reporting person is a General Partner. The reporting person disclaims beneficial ownership of the trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest in the trust and the partnership.

**

Includes 1,292,302 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and a General Partner of Sutter Hill Associates, L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 33,417*

	6.	Shared Voting Power 1,679,727**

	7.	Sole Dispositive Power 33,417*

	8.	Shared Dispositive Power 1,679,727**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,713,144

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.8%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 14,511 shares (of which 4,107 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Younger Living Trust of which the reporting person is a trustee and 18,906 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

**

Includes 1,292,302 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and a General Partner of Sutter Hill Associates, L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 80,724*

	6.	Shared Voting Power 1,679,727**

	7.	Sole Dispositive Power 80,724*

	8.	Shared Dispositive Power 1,679,727**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,760,451

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.2%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 51,224 shares (of which 6,857 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Coxe Revocable Trust of which the reporting person is a trustee and 29,500 shares of director’s options vested as of 3/1/2005. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest in the trust.

**

Includes 1,292,302 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and a General Partner of Sutter Hill Associates, L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,702*

	6.	Shared Voting Power 1,679,727**

	7.	Sole Dispositive Power 7,702*

	8.	Shared Dispositive Power 1,679,727**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,687,429

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.6%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 3,846 shares (of which 927 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in the Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee and 3,856 shares held by the Gregory P. Sands Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

**

Includes 1,292,302 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and a General Partner of Sutter Hill Associates, L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,489*

	6.	Shared Voting Power 1,679,727**

	7.	Sole Dispositive Power 6,489*

	8.	Shared Dispositive Power 1,679,727**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,686,216

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.6%

12.	Type of Reporting Person (See Instructions) IN

*	Includes 728 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

**

Includes 1,292,302 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and a General Partner of Sutter Hill Associates, L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,777*

	6.	Shared Voting Power 1,679,727**

	7.	Sole Dispositive Power 5,777*

	8.	Shared Dispositive Power 1,679,727**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,685,504

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.5%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 2,212 shares (of which 1,052 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The White Family Trust of which the reporting person is a trustee and 3,565 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

**

Includes 1,292,302 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and a General Partner of Sutter Hill Associates, L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,600*

	6.	Shared Voting Power 1,679,727**

	7.	Sole Dispositive Power 4,600*

	8.	Shared Dispositive Power 1,679,727**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,684,327

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.5%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 4,600 shares (of which 1,341 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in the Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest in the trust.

**

Includes 1,292,302 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and a General Partner of Sutter Hill Associates, L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

Item 1.
	(a)	Name of Issuer eLoyalty Corporation
	(b)	Address of Issuer’s Principal Executive Offices 150 Field Drive, Suite 250, Lake Forest, Illinois 60045

Item 2.
	(a)	Name of Person Filing Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 290151307

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Exhibit A which is hereby incorporated by reference and related pages 2 to 13
(b) Percent of class: See Exhibit A which is hereby incorporated by reference and related pages 2 to 13
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote ***
(ii) Shared power to vote or to direct the vote ***
(iii) Sole power to dispose or to direct the disposition of ***
(iv) Shared power to dispose or to direct the disposition of ***

*** See Exhibit A which is hereby incorporated by reference and related pages 2 to 13. Messrs. Anderson, Baker, Younger, Coxe, Sands, Gaither, White and Bird are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. They are also General Partners of Sutter Hill Associates, L.P. As such, they share the voting and disposition powers over the shares held by the partnerships.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Exhibit A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/11/2005
Date
Sutter Hill Ventures, A California Limited Partnership /s/ Tench Coxe
Signature
Tench Coxe Managing Director of the General Partner
Name/Title

Sutter Hill Associates, L.P. /s/ Tench Coxe
Signature
Tench Coxe General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (AI), L.P. /s/ Tench Coxe
Signature
Tench Coxe Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (QP), L.P. /s/ Tench Coxe
Signature
Tench Coxe Managing Director of the General Partner
Name/Title

/s/ David L. Anderson
Signature

/s/ G. Leonard Baker, Jr.
Signature

/s/ William H. Younger, Jr.
Signature

/s/ Tench Coxe
Signature

/s/ Gregory P. Sands
Signature

/s/ James C. Gaither
Signature

/s/ James N. White
Signature

/s/ Jeffrey W. Bird
Signature

EXHIBIT A TO SECHEDULE 13G. FLOYALTY CORPORATION

	Aggregate Number of Shares Beneficially Owned			% of
Name of Originator	Individual		Aggregate	Total Shares

Sutter Hill Ventures, A California Limited Partnership	1,313,054	Note 10		11.3%

Sutter Hill Associates, L.P.	322,078	Note 11		2.8%

Sutter Hill Entrepreneurs Fund (AI), L.P.	12,622	Note 12		0.1%

Sutter Hill Entrepreneurs Fund (QP), L.P.	31,973	Note 13		0.3%

David L. Anderson	43,265	Note 2		0.4%
			1,722,992 Notes 1 & 14	14.9%

G. Leonard Baker, Jr.	35,523	Note 3		0.3%
			1,715,250 Notes 1 & 14	14.8%

William H. Younger, Jr.	33,417	Note 4		0.3%
			1,713,144 Notes 1 & 14	14.8%

Tench Coxe	80,724	Note 5		0.7%
			1,760,451 Notes 1 & 14	15.2%

Gregory P. Sands	7,702	Note 6		0.1%
			1,687,429 Notes 1 & 14	14.6%

James C. Gaither	6,489	Note 7		0.1%
			1,686,216 Notes 1 & 14	14.6%

James N. White	5,777	Note 8		0.0%
			1,685,504 Notes 1 & 14	14.5%

Jeffrey W. Bird	4,600	Note 9		0.0%
			1,684,327 Notes 1 & 14	14.5%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA  94304

The partnerships are organized in California. The individuals are all U.S. citizens and residents.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments,

decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Includes individual shares plus all shares held by the following partnerships: Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and a General Partner of Sutter Hill Associates, L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

Note 2:  Includes 28,649 shares (of which 14,289 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Anderson Living Trust of which the reporting person is the trustee, 10 shares held by the spouse, 4,097 shares held by Anvest, L.P. of which the reporting person is the General Partner and 10,509 shares (of which 4,559 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ and the partnership’s shares except as to the reporting person’s pecuniary interest in the trusts and the partnership.

Note 3:  Includes 24,852 shares (of which 8,072 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Baker Revocable Trust of which the reporting person is a trustee and 10,671 shares (of which 3,063 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held by Saunders Holdings, L.P. of which the reporting person is a General Partner.The reporting person disclaims beneficial ownership of the trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest in the trust and the partnership.

Note 4:  Includes 14,511 shares (of which 4,107 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Younger Living Trust of which the reporting person is a trustee and 18,906 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

Note 5:  Includes 51,224 shares (of which 6,857 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Coxe Revocable Trust of which the reporting person is a trustee and 29,500 shares of director’s options vested as of 3/1/05. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest in the trust.

Note 6: Includes 3,846 shares (of which 927 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in the Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee and 3,856 shares held by the Gregory P. Sands Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

Note 7: Includes 728 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

Note 8: Includes 2,212 shares (of which 1,052 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The White Family Trust of which the reporting person is a trustee and 3,565 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

Note 9: Includes 4,600 shares (of which 1,341 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in the Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest in the trust.

Note 10: Includes 938,952 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

Note 11: Includes 322,078 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

Note 12:  Includes 8,854 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

Note 13: Includes 22,418 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

Note 14: Includes 1,292,302 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock.